SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__N/A__)*

CDT Environmental Technology Investment Holdings Limited

(Name of Issuer)

Ordinary shares, par value $0.0025 per share

(Title of Class of Securities)

G2030P107

(CUSIP Number)

April 22, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G2030P107
1	NAME OF REPORTING PERSON CDT Environmental Technology Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,574,562*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,574,562*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,574,562*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.75%**
12	TYPE OF REPORTING PERSON CO

*	Comprised of 4,574,562 ordinary shares of the Issuer held by CDT Environmental Technology Holdings Limited, a Cayman Islands company. Yunwu Li, the Issuer’s chief executive officer and chairman of the board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., the Issuer’s operating subsidiary, is the sole director of CDT Environmental Technology Holdings Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by CDT Environmental Technology Holdings Limited.

**	Percentage ownership is based upon 10,700,000 ordinary shares of the Issuer issued and outstanding as of April 22, 2024, upon closing of the Issuer’s initial public offering, as reported in the Issuer’s Prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on April 18, 2024.

CUSIP No. G2030P107
1	NAME OF REPORTING PERSON Yunwu Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,574,562*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,574,562*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,574,562*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.75%**
12	TYPE OF REPORTING PERSON IN

*	Comprised of 4,574,562 ordinary shares of the Issuer held by CDT Environmental Technology Holdings Limited, a Cayman Islands company. Yunwu Li, the Issuer’s chief executive officer and chairman of the board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., the Issuer’s operating subsidiary, is the sole director of CDT Environmental Technology Holdings Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by CDT Environmental Technology Holdings Limited.

**	Percentage ownership is based upon 10,700,000 ordinary shares of the Issuer issued and outstanding as of April 22, 2024, upon closing of the Issuer’s initial public offering, as reported in the Issuer’s Prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on April 18, 2024.

Item 1(a).	Name of Issuer:

CDT Environmental Technology Investment Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road

Nanshan District, Shenzhen, China 518057

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by:
CDT Environmental Technology Holdings Limited
Yunwu Li

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is:

Cricket Square, Hutchins Drive, P.O. Box 2681

Grand Cayman KY1-1111, Cayman Islands

Item 2(c).	Citizenship:

CDT Environmental Technology Holdings Limited is a Cayman Islands company

Yunwu Li is a citizen of China

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.0025 per share

Item 2(e).	CUSIP Number:

G2030P107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

(a)	Amount beneficially owned:

CDT Environmental Technology Holdings Limited: 4,574,562 shares

Yunwu Li: 4,574,562 shares

CDT Environmental Technology Holdings Limited, a Cayman Islands company, beneficially owns 4,574,562 ordinary shares of the Issuer. Yunwu Li is the sole director of CDT Environmental Technology Holdings Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by CDT Environmental Technology Holdings Limited.

(b)	Percent of class:

CDT Environmental Technology Holdings Limited: 42.75%

Yunwu Li: 42.75%

Percentage ownership is based upon 10,700,000 ordinary shares of the Issuer issued and outstanding as of April 22, 2024, upon closing of the Issuer’s initial public offering, as reported in the Issuer’s Prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on April 18, 2024.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote:

                     CDT Environmental Technology Holdings Limited: 4,574,562 shares

                     Yunwu Li: 4,574,562 shares

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:

                     CDT Environmental Technology Holdings Limited: 4,574,562 shares

                     Yunwu Li: 4,574,562 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

CDT Environmental Technology Holdings Limited

By:	/s/ Yunwu Li
Yunwu Li
Sole Director

Yunwu Li
/s/ Yunwu Li

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a single statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value $0.0025 per share, of CDT Environmental Technology Investments Holdings Limited, a Cayman Islands company, and that this Agreement may be included as an exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of November 14, 2024.

CDT Environmental Technology Holdings Limited

By:	/s/ Yunwu Li
Yunwu Li
Sole Director

Yunwu Li
/s/ Yunwu Li